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                                                                    EXHIBIT 16.1


              [LETTERHEAD OF KPMG PEAT MARWICK LLP APPEARS HERE]

November 18, 1998

Board of Directors
Vesta Insurance Group, Inc.

As part of our engagement to conduct an audit of the Vesta Insurance Group's December 31, 1998 financial statements, it is KPMG Peat Marwick LLP's (KPMG) policy to conduct timely reviews of interim financial statements that are filed in the Company's quarterly report on Form 10-Q. Such reviews are conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The Company filed its Form 10-Q with the Securities and Exchange Commission
(SEC) on November 16, 1998. At the time of the filing, there were certain matters, as follows, that were not resolved to our satisfaction. Such matters were presented to the acting Controller, in the absence of the CFO, and the CEO prior to the Company filing its Form 10-Q. We advised management at that time that we would not associate ourselves with the Form 10-Q if the matters were not resolved to our satisfaction and we would so advise the Board. Accordingly, we wish to inform the Board of Directors that at this time, we are not associating ourselves with the quarterly financial statements and related disclosures, as filed in the Company's September 30, 1998 Form 10-Q.

The unresolved items include the following:

        (1) The Company has identified certain adjustments related to accrued contingent commission payables and intercompany transfers that have not been fully recognized in the September 30, 1998 financial statements. The impact, or a portion thereof, of these adjustments may relate to prior period financial statements. With respect to these adjustments, there is an internal memorandum written by the Company's controller which, from a documentation standpoint, does not bring full closure to the accounting treatment in the September 30, 1998 financial statements.

        (2) We believe the presentation on the face of the three month and nine month 1998 income statements is not supported by generally accepted accounted principles. (note - This is a presentation issue only and would not require, based upon our current knowledge, an adjustment to earnings. The financial statements include a detail footnote explaining the nature of the adjustments.)

In addition, we noted that issues exist with respect to the completeness of management's discussion and analysis of several period to period variances in the results of operations and of management's discussion and analysis of operations insofar as it relates to compliance with SEC interpretive guidance regarding the status of the Company's Year 2000 remediation.

At the conclusion of our review procedures, we will require a signed representation letter from appropriate members of the Company's senior management team.

We would like to meet with the Board of Directors or its representative on or before Monday November 23 to discuss the intended course of action to resolve the above matter.

Very truly yours,

/S/ KPMG PEAT MARWICK LLP